September 19, 2024

William J. Fehrman
Chair of the Board and Chief Executive Officer
Southwestern Electric Power Company
1 Riverside Plaza
Columbus, OH 43215

       Re: Southwestern Electric Power Company
           Registration Statement on Form S-3
           Filed September 12, 2024
           File No. 333-282060
Dear William J. Fehrman:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   David House